December 18, 2018

K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Blvd.
Suite 1900 North Tower
Irving, Texas 75039

       Re: DynaResource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Response dated December 11, 2018
           File No. 000-30371

Dear Mr. Diepholz:

        We have reviewed your December 11, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 28, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 1. Nature of Activities and Significant Accounting Policies
Property
Design, Construction and Development Costs, page 57

1. We have reviewed your response to comment 1 noting you do not believe the costs you capitalized for the medical facility, camp and office infrastructure improvements, tailings pond and liner improvements, new foundation for the Denver Mill, installation cost for
      Mill #3, other machinery and equipment and transportation equipment relate to mine development. Considering you have not established proven and probable reserves for this mine and you continue to be in the exploration stage, please provide us with a detailed
 K.W. Diepholz
DynaResource, Inc.
December 18, 2018
Page 2
         discussion of how you determined the probable future economic benefit for each of these capitalized costs. In addition, please provide us with your detailed analysis demonstrating the recoverability of each of these capitalized costs, including: (a) your expected proceeds and associated costs from alternative future uses for each of these capitalized costs and (b)
         the salvage value for each of these capitalized amounts. Also, tell us the basis for each of your material assumptions, including providing supporting evidence. You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at
(202) 551-3769,
if you have any questions.



                                                               Sincerely,
FirstName LastNameK.W. Diepholz
                                                               Division of
Corporation Finance
Comapany NameDynaResource, Inc.
                                                               Office of
Beverages, Apparel and
December 18, 2018 Page 2                                       Mining
FirstName LastName